UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT REGULATION A

Date of Report (Date of earliest event reported) January 25, 2018

UNATION, Inc. (f/k/a UNATION, LLC)
(Exact name of registrant as specified in its charter)

Delaware	27-2819085
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

12802 Tampa Oaks Blvd, Suite 405, Tampa, FL 33637
(Full mailing address of principal executive offices)

(813) 349-2020
Issuer's telephone number, including area code

Title of each class of securities issued pursuant to Regulation A:	Series C Non-Voting Membership Units

Item 3.	Material Modifications to the Rights of Securityholders

With effectiveness set as of January 1, 2018, the Company has reorganized from a limited liability company to a corporation under the laws of Delaware. As a result of this reorganization, outstanding membership units were converted into common stock of the Company. Additionally, the Series C Non-Voting Membership Units of the Company no longer exist. No Series C Non-Voting Membership Units were issued prior to the reorganization and no sales have been made to date under the Regulation A exemption.

The Company intends to file an amendment to the Form 1-A to reflect these changes and will not make any sales under Regulation until that amendment is declared qualified by the Securities and Exchange Commission. The new constitutive documents of the Company will be included in the amendment filing.

Item 4.	Changes in Issuer’s Certifying Accountant

A.	While the Company does not believe that the previously issued financial statements or related audit reports should not longer be relied upon, the Company has determined that it would be in the best interests of the Company to engage new accountants to audit its financial statements. As such, the Company has engaged Malone Bailey, LLP to audit its forthcoming financial statements for the year-end 2017 as well as to re-audit the Company’s year-end 2016 statements. Following completion of the audit of the year-end 2016 statements, investors should not rely on the audit report for year-end 2016 by Kristina Helferty, CPA.

B.	The Company has decided to not re-engage Kristina Helferty, CPA to audit the Company’s year-end 2017 financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNATION, Inc. (f/k/a UNATION, LLC)

By:	/s/ John Bartoletta
John Bartoletta
Chief Executive Officer and Director

Date:  January 25, 2018